

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 5, 2016

Via E-mail
Nicholas J. Chulos
Executive Vice President,
Corporate Secretary and General Counsel
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, IL 60143-9768

> **Re:** **First Midwest Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 8, 2016**
> **File No. 333-213532**

Dear Mr. Chulos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please disclose the total amount of consideration to be received by the Standard shareholders if the merger is completed.

The Merger, page 38

2. Based on your disclosure on pages 47 and 62, the financial advisors appear to have relied on projections provided by both companies. Please disclose First Midwest's financial projections given to Standard or its financial advisor, and Standard's financial projections given to First Midwest or its financial advisor.

Conditions to Completion of the Merger, page 89

3.   We note that one of the closing conditions to the merger is that Standard's closing tangible equity (as defined in the merger agreement) must be greater than or equal to $251,000,000. Please disclose the value of Standard's tangible common equity as of the most recent practicable date.

Exhibits

4.   Please file the employment agreement that you entered into with Lawrence Kelley (refer to disclosure on page 77) as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Regina Sorin, Esq.